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                             August 29, 2023

       Siaw Tung Yeng
       Chief Executive Officer
       Mobile-health Network Solutions
       2 Venture Drive, #07-06/07 Vision Exchange
       Singapore 608526

                                                        Re: Mobile-health
Network Solutions
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August
17, 2023
                                                            File No. 377-06781

       Dear Siaw Tung Yeng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 9, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       48

   1. We note your response to our prior comment 7. Please amend your disclosure to include the descriptions
provided in your response. Your revised disclosure should clearly define any key metrics,
explain how they are used, and describe the formulas for calculating them.
       Exhibits

   2. We note your response to our prior comment 4. The Medical Services Agreement with
 Siaw Tung Yeng
Mobile-health Network Solutions
August 29, 2023
Page 2
      customer A appears to be a material agreement that is required to be filed pursuant to Item
      601(b)(10) of Regulation S-K. There are regulatory provisions under the federal securities laws and other federal statutes that permit the redaction of certain confidential information from a material agreement; however, these provisions do not permit the entire agreement to be omitted from your public filings. Therefore, we reissue our prior comment 4.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameSiaw Tung Yeng
                                                            Division of
Corporation Finance
Comapany NameMobile-health Network Solutions
                                                            Office of
Technology
August 29, 2023 Page 2
cc:       Meng Ding
FirstName LastName